UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Lights Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4221 North 203rd Street, Suite 100
(No. and Street)

Elkhorn	NE	68022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Strait (402) 522-6318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

221 East 4th Street, Suite 2900	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William J. Strait, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Lights Distributors, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

GREGORY A. EVANS
Notary Public, State of Ohio
My Commission Expires 01-19-2022

William J. Strait
Signature

EVP, General Counsel and President
Title

Gregory A. Evans
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northern Lights Distributors, LLC
(A Wholly Owned Subsidiary of
The Ultimus Group Midco, LLC)

(SEC I.D. No. 8-65857)

Statement of Financial Condition
as of December 31, 2019 and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Ernst & Young LLP
221 East 4th St.
Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers and the Member of Northern Lights Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Northern Lights Distributors, LLC (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2019.

March 30, 2020

Northern Lights Distributors, LLC
(A Wholly Owned Subsidiary of The Ultimus Group Midco, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS		
Cash	$	1,933,856
Accounts receivable, net of allowance for doubtful accounts of $10,534		2,963,539
Due from affiliates		523,874
Property and equipment, net of accumulated depreciation of $40,596		13,401
Prepaid expenses		138,120
TOTAL ASSETS	$	5,572,790
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Service (12b-1) fees and commissions payable		2,290,551
Due to affiliates		613,947
Accounts payable and accrued liabilities		392,555
TOTAL LIABILITIES		3,297,053
MEMBER'S EQUITY		2,275,737
TOTAL LIABILITIES & MEMBER'S EQUITY	$	5,572,790

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Northern Lights Distributors, LLC ("NLD" or the "Company") is a Nebraska limited liability company providing mutual fund distribution services to investment companies including selling mutual funds to the general public. NLD's primary source of revenue is service and distribution fees from non-affiliates on mutual funds. NLD is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is exempt (under paragraph (k)(2)(i)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at December 31, 2019, or during the year then ended.

On Febuary 1, 2019, The Ultimus Group LLC ("Ultimus Group") acquired NLD, along with related parties Gemini Alternative Funds, LLC ("GAF"), Gemini Fund Services, LLC ("GFS"), Gemini Hedge Fund Services, LLC ("GHFS"), Northern Lights Compliance Services, LLC ("NLC"), and Blu Giant, LLC ("Blu") (collectively the "Gemini entities").

Through January 31, 2019 the Company was a wholly owned subsidiary of NorthStar Financial Services Group, LLC ("NorthStar") and was an indirect subsidiary of NorthStar Topco, LLC. From February 1, 2019 onward, the Company is a wholly owned subsidiary of The Ultimus Midco Group, LLC ("Ultimus Midco" or "Parent") which is a subsidiary of the Ultimus Group. The sole member of the Company is The Ultimus Midco Group, LLC.

Basis of Accounting — The Company maintains its accounting records and prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates — The preparation of the statement of financial condition is in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash — Cash consists of amounts on deposit with banks. At times, cash may exceed the insurance limits, $250,000, of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Accounts Receivable, net — The Company evaluates the collectability of receivables throughout the year and establishes an allowance for bad debts for accounts or portions thereof that become past due greater than 90 days. Balances greater than 90 days are evaluated for collectability.

Property and Equipment, net — Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the following ranges of estimated useful lives:

Computer equipment	3–7 years
Telephone equipment	5 years
Furniture and fixtures	5–7 years

Income Taxes - The Company, as a wholly owned subsidiary of NorthStar from January 1, 2019 to January 31, 2019, and a wholy owned subsidiary of Ultimus Midco from February 1, 2019 to December 31, 2019, is a disregarded entity for income tax purposes under the provisions of the Internal Revenue Code. Accordingly, income from the Company is reported and respective income taxes are paid by the members of the Parent, and, as a result, no provision for federal income taxes is provided as it relates to the Company's taxable income. The Company applies the provisions of Accounting Standards Codification (ASC) 740-10, Income Taxes, which provides a framework to determine the appropriate level of tax reserves for uncertain tax positions. ASC 740-10 prescribes a "more-likely-than-not threshold" for recognition and measurement of a tax position taken or expected to be taken in a tax return and requires the accrual of interest related to positions that do not meet the more-likely-than-not standard. The Company has concluded that there are no uncertain tax positions that would require recognition in the Company's statement of financial condition. The 2016 through 2018 tax years remain subject to examination by the Internal Revenue Service.

New Accounting Pronouncements - In June 2016, the Financial Accounting Standars Board ("FASB") issued Accounting Standards Update ("ASU") 2016-14, "Measurement of Credit Losses on Financial Instruments", which introduces the current expected credit loss methodology ("CECL"). This guidance changes existing impairment recognition to a model that is based on expected losses rather than incurred losses, which is intended to result in more timely recognition of credit losses. The Company adopted the standard on January 1, 2020 using the modified retrospective approach. Adoption of the standard did not have a material impact on the Company's statement of financial condition.

2. NET CAPITAL REQUIREMENTS

NLD is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,202,670 which was $982,866 in excess of its required net capital of $219,804. The Company's aggregate indebtedness to net capital was 2.74 to 1. The Company intends to pay distributions to its Parent during 2020, subject to applicable regulatory requirements and approvals.

3. TRANSACTIONS WITH AFFILIATES

On January 1, 2019, the Company entered an agreement with Gemini Fund Services, LLC, for the Company to provide distribution and underwriting services to Gemini Fund Services, LLC clients for $30,000 per month.

The Company provided supervision and advertising services to NorthStar subsidiaries, including Gemini Fund Services, LLC, and Northern Lights Compliance, LLC. For the period February 1, 2019 through December 31, 2019, the Company provided supervision and advertising services to Gemini Fund Services, LLC, and Northern Lights Compliance, LLC. The Company is allocated a

monthly fee from Gemini Fund Services, LLC, for the legal team's compensation and benefits. The rate is based off estimated time the legal team spends working for the Company.

NorthStar provided management services to the Company for the month of January, prior to the sale to the Ultimus Group. Based on a formal agreement NorthStar allocated shared expenses to the Company based on NLD's number of employees as a percentage of total NorthStar employees and NLD's revenue as a percentage of total NorthStar revenue.

The Ultimus Group, LLC entered into a Transition Services Agreement ("TSA") with NorthStar on February 1, 2019, after it acquired NLD, to provide on-going finance, accounting, human resources, and technology services for the Gemini entities through December 31, 2019. Ultimus Group allocated a portion of the TSA to NLD based on NLD's percentage of the Gemini entities total revenue or number of employees .

In addition, compensation and benefits of the Executive Vice President and General Counsel of the Gemini entities, who also services as President of NLD, are paid through NLD. As part of his role over the Gemini entities, including NLD, a portion of his salary is allocated from NLD to Gemini Fund Services, LLC, based on estimated time spent on each of the Gemini entities.

During the year ended December 31, 2019, certain direct employee compensation and benefits and general and administrative expenses were paid by the Parent or affiliates.

In the ordinary course of business, NLD may advance funds for the payment of expenses or carry balances for services rendered to Ultimus Group and Ultimus Group's wholly owned subsidiaries. The due from affiliates balance of $523,874 relates to receivables from affiliated entities for unitary fee revenue, and bank fees and reimbursement of expenses paid by NLD on behalf of affiliated entities.

Due to affiliates of $613,947 relates to compensation and benefits, transaction service expenses, legal expenses, sales commissions and other expenses paid by an affiliated entity that NLD will reimburse.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

4. COMMITMENTS AND CONTINGENCIES

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's statement of financial condition. On March 2, 2018, NLD was named as a defendant in a lawsuit from shareholders of the LJM Preservation and Growth Fund. The case was settled in 2019 and all legal expenses associated with this lawsuit were settled as of December 31, 2019. Based on information currently available, management is not aware of any other legal or regulatory claims that would have a material on the Company's statement of financial condition and therefore no accrual is required as of December 31, 2019.

5. SUBSEQUENT EVENTS

The subsequent events for the Company have been evaluated by management through March 30, 2020, the date of the statement of fincancial condition were issued. No subsequent events occurred through this date that requires disclosure.

******

Ernst & Young LLP
221 East. 4th St.
Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers and the Member of Northern Lights Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northern Lights Distributors, LLC (the Company) as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness

and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

March 30, 2020

Building a better working world

Ernst & Young LLP
221 East 4th St.
Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Managers and Management of Northern Lights Distributors, LLC

We have reviewed management's statements, included in the accompanying Northern Lights Distributors, LLC Exemption Report, in which (1) Northern Lights Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k):((2)(i)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 30, 2020